PACIFIC BOOKER MINERALS INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS (FORM 51-102F1)
For the three month period ended October 31, 2014

Dated:  December 18, 2014

The selected financial information set out below and certain comments which follow are based on and derived from the audited financial statements of Pacific Booker Minerals Inc. (the "Company" or "Pacific Booker" or “PBM”) for the nine months ended October 31, 2014 and from the audited financial statements for the year ended January 31, 2014 and should be read in conjunction with them.  Additional information relating to the Company is available on SEDAR at www.sedar.com.

Overview

Pacific Booker Minerals Inc. is a Canadian natural resource exploration company which is in the advanced stage of development of the Morrison deposit, a porphyry copper/gold/molybdenum ore body, located 35 km north of Granisle, BC and situated within the Babine Lake Porphyry Copper Belt.  The Company is proposing an open-pit mining and milling operation for the production of copper/gold/silver concentrate and molybdenum concentrate.  The Company is a reporting issuer in Alberta and British Columbia and trades on the TSX Venture Exchange under the symbol BKM and on the NYSE MKT Equities Exchange under the symbol PBM.

Overall Performance

The Company is required to conduct an Environmental Assessment to determine the potential for adverse environmental, economic, social, heritage and health effects that may occur during the life cycle of the Morrison Copper/Gold Project.  An Environmental Assessment (“EA”) is conducted at the conceptual design level prior to detailed engineering and obtaining the various Licenses and Permits required for the construction, operation, decommissioning and reclamation of a mine.  The Company’s Environmental Assessment Certificate (“EAC”) Application for the proposed Morrison Copper/Gold mine was based on a Feasibility level design, which is a comprehensive technical and economic study.

Following the refusal by the Ministry of Environment to issue an EAC for the project on October 1,  2012, the Company challenged that decision in the BC Supreme Court.  The December 9, 2013 decision of the Court stated that:

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The rejection “failed to comport with the requirements of procedural fairness”;

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Pacific Booker should not have been prevented from “learning at least the substance of the recommendations”;

and the judge’s decision stipulated that on the reconsideration, Pacific Booker and the interveners will be entitled to be provided with the Executive Director’s recommendations, if any, to the Ministers, and will be entitled to provide a written response to the recommendations.

The Company received a letter (dated January 24, 2014) from the EAO, which outlined their key concerns underlying the negative recommendation, which are summarized as follows:

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“The project design provides for end-stage mitigation rather than up-front prevention of metal leaching and acid rock drainage.”

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“The project design is based on the unproven assumption that effluent to be discharged directly into Morrison Lake would be diffused by the behaviour of the Lake.”

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“Provincial technical reviewers expressed significant concerns about whether the proposed measure (geomembrane liner of the 5 km2) would work as modeled.”

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“The project has the potential to result in significant long-term financial and environmental liabilities”.  These aspects relate to the size of the reclamation bond and the proximity to valued fish resources.

“The project was opposed by Gitxsan and Gitanyow Nations and Lake Babine Nation”.

Furthermore, the Company recognizes that “the Executive Director was of the view that the Company should consider feasible design alternatives for its proposed mine”.  It is the Company’s interpretation of this comment that the substance of this view is associated with the design alternative of placing potentially acid generating mine rock into the tailings storage facility (“TSF”) as opposed to infilling the open pit on mine closure.

Klohn Crippen Berger (“KCB”) believes that the Project design is protective of the environment and clarification of the rationale and the potential for environmental effects are presented within the report dated March 2014.  To further support the assessment, three Technical Expert Opinions are included for lake modeling of water quality predictions, aquatic effects and geomembrane liners.

In addition, the economic effects on the Province was raised as a concern as part of the Executive Director’s recommendations.

The Morrison Copper/Gold Mine would provide more than 1,100 jobs during two years of construction, plus 251 direct jobs and another 350 indirect jobs during the 21 years of anticipated operation of the mine.  The economic benefits including all Federal, Provincial taxes and the BC Mineral Tax are estimated at $894.3 million.

PBM believes that it has accommodated all of the concerns of the Ministry of Energy & Mines, Ministry of the Environment and First Nations and proposes a project that uses unprecedented measures to be protective of the environment.  PBM will construct and operate the Morrison mine in compliance with industry best practices, using proven technology and in full compliance with all permit requirements.

On August 19th, the Company announced that the Honourable Mary Polak, Minister of Environment, had suspended the environmental assessment of the Morrison Copper/Gold project pending the outcome of the Independent Expert Engineering Investigation and Review Panel in relation to the tailings dam breach at the Mt. Polley mine, which was announced on August 18th by the Minister of Energy and Mines, the Honourable Bill Bennett.

Under the BC Environmental Assessment Act (“EAA”), the Minister of Environment can suspend an assessment until the outcome of any investigation, inquiry, hearing or other process that is being conducted by the Government of British Columbia and is material to the assessment.

The Company will comply with all the recommendations made by the Independent Expert Engineering Investigation and Review Panel and will construct and operate the Morrison mine in compliance with industry best practices, using proven technology and in full compliance with all permit requirements.

The following table is a summary of the Company’s process through the EA Application, the Supreme Court of BC petition and the reconsideration process.

2002

Commenced baseline data collection to support Application for EAC

October

PBM outlined project plans and development schedule to BC Energy, Mines and Petroleum Resources (“BCEMPR”), BC Environmental Assessment Office (“BCEAO”), BC Ministry of Environment (“MOE”), BC Ministry of Forests (“MOF”), Canadian Environmental Assessment Agency (“CEAA”), Lake Babine Nation (“LBN”) and the Village of Granisle.

2003

June 17

Met with BCEAO, BCEMPR and CEAA reporting project progress and EA process and related regulatory requirements

July

Met with regional mangers of MOE and BCEMPR who were informed that PBM was actively advancing its activities to enter the EA process.

September

Project Description was first submitted to BCEAO

September 30

Entered the Pre-Application stage of EA. under Section 10 (1) (c)

October 20

Multi-agency meeting chaired by BCEAO.  Provincial, Federal and LBN representatives attended.

November 6

Department of Fisheries (“DFO”), CEAA, Canadian Coast Guard (“CCG”), Health Canada (“HC”), Environment Canada (“EC”), Natural Resources Canada (“NRCan”) and PBM met in Vancouver.  Project planning, legislation and regulatory, CEAA process and harmonization with provincial EA process discussed.

2004

May 17

Met with EAO, CEAA & DFO.

July 6

Site visit to Morrison property by LBN, EAO, BCEMPR, MOE, BC Ministry of Agriculture and Lands (“BCMAL”), EC, and Fisheries and Oceans Canada (“FOC”

September 16

PBM met with BC Ministry of Energy and Mines (“MOEM”) key personnel.

2005

October 14

PBM submitted the draft Terms of Reference (“dTOR”)

2006

March 27-29

Attended 17 meetings with communities in Smithers, Houston, Granisle, Burns Lake and LBN communities to seek information, feedback, suggestions and to develop a relationship with LBN, to listen their thoughts and concerns and to determine appropriate protocol.

May 15

Working Group (“WG”) Meeting was held in Smithers, BC

June 27

Technical Water Quality Working Group teleconference. EAO, DFO, EC and MOE attended.

July 5

Teleconference with CEAA, NRCan, DFO, Navigable Waters and Transport Canada (“TC”).

July 14

Three meetings with BC Ministry of Energy, Mines and Petroleum Resources (“MEMPR”), Minister of Mining and BCEAO regarding progress on the project.

September 1

PBM met with BCEAO, CEAA.

September 21-22

Morrison Project Introduction Meeting with LBN was held in the LBN office.  Chief Betty Patrick, LBN Councillors and BCEAO attended.

2007

January 29

Joan Hesketh, Associate Deputy Minister, (BCEAO) met with PBM to discuss project.

June 21

Three meetings with BCEAO, MEMPR and Ministry of Aboriginal Relations and Reconciliation (“MARR”).

June 25

Project WG Conference call on the dTOR.  DFO, EC, CEAA, NRCan, LBN, BCEAO, MOF, MEMPR, MOE, and PBM attended.

June 27

EA Review LBN Community Meeting in Burns Lake, BC.  Chief Patrick, Councillors and approximately 75 members from the LBN, BCEAO and PBM attended.

August 22-25

LBN Community meetings held in Fort Babine and Tachet.

September 12

PBM met with MEMPR, BCEAO.

October 10

PBM met with MEMPR to discuss permit requirements.

November 19

Met with MEMPR in Smithers office to discuss permitting & First Nations issues.

November 23

Met with CEAA and EAO.  Updated TOR and a TOR comment tracking table was created.

November 29

Met with MEMPR, MLA Dennis Mackay, BCEAO and MARR to update them with project progress.

2008

January 14

ML/ARD technical working group meeting in Vancouver.  DFO, CEAA, EC, BCEAO, MEMPR, NRCan, MOE and PBM attended.

January 18

PBM was issued the Section 11 Order, which identifies the scope, procedures and methods for the Environmental Assessment by the BCEAO under the BCEAA.

January 29

Teleconference to discuss the request for EAO and PBM meeting with LBN

February 1

Meeting with LBN Chief and Council held in Burns Lake, BC.  Chief Patrick, Council, Hereditary Chiefs, LBN Administration, LBN Treaty Committee, Fisheries, Consultant to LBN, PBM, BCEAO NRCan, MEMPR and Ministry of Forests and Range-Nadina District (“MFR-ND”) attended.

March 17

PBM attended a conference call with BCEAO, TC, NRCan, DFO, CEAA and MEMPR

April 1-2

PBM meeting with LBN was held in Burns Lake, BC.  Chief Patrick and Council, Hereditary Chiefs, LBN Administration, LBN Treaty Committee, LBN Fisheries, PBM, BCEAO, NRCan, CEAA, and DFO attended.

April 25

Meeting with BCEAO, MEMPR and MOE to discuss issues pertaining to waste management/water quality and LBN.

April 25

Meeting to update MARR on PBM interactions with LBN and gain advice.

June 12

A WG meeting was held in the CEAA office.  BCEAO, DFO, TC, NRCan, CEAA and PBM attended.

August 27

Meeting in Victoria with representatives of Aboriginal Relations Branch of the MEMPR.

August 27

Meeting in Victoria with representatives of BCEAO.

November 10

Resubmitted dTOR.

November 17

Comment period on draft Application Terms of Reference was changed from 30 to 40 days by Section 13.

November 27

Public comment period on dTOR started

2009

January 6

Public comment period on dTOR completed

April and May

PBM requested that EAO provide guidance on data collection during the EA Review period but received no response to our request.

May 21

Final approved TOR issued by EAO after 43 months

September 28

PBM submitted EAC application

October 27

PBM notified by BCEAO that Application failed Screening

2010

January 12 to

Conducted drilling to further characterize pit walls.

February 4

February 9

MOE requested PBM to use a Modified Neutralization Potential for testing drill core samples.  PBM provided comments recommending the use of the U.S. Environmental Protection Agency’s standard Sobek Neutralization Potential.  MOE did not respond to these comments at the time and made the same request of PBM nearly one year later.

February 12

PBM requested comments from MOE with respect to a drill program to further characterize the pit walls and collect hydrogeologic information.  MOE did not respond, yet approximately one year later, MOE commented that PBM should have collected more information at depth.

March 7 to 11

Field Program to collect additional water quality samples and measure water flow and in situ properties of streams 5, 7, 8, 10 and Morrison Lake and to collect visual estimates of flow in stream 6 and other minor streams.

May 18

Open pit site investigation report summarizing data collected during drilling.

May 27

Application (Addendum) re-submitted to BCEAO

June 28

EAC Application accepted for review

July 12

Day 1 of 180-day review

July 13

Comment period changed from 30 to 70 days by Section 13.

July 22

70-days public comment period began.

July 26

EAO requested WG comments by August 19, 2010.  Due to complaints by the WG, the period was extended to September 30, 2010

July 26

Full Working Group (WG) meeting in Smithers.

July 26

Open House in Granisle.

September 12-17

Field work to sample ARD cubes and barrels; check meteorological station & download data; WQ sampling Morrison Lake, Booker Lake, streams; HADD (harmful alteration, disruption or destruction of fish habitat) and Fish Habitat Compensation Plan (“FHCP”) field investigation

September 20

PBM received letter from Chris Barnes of Skeena Fisheries

September 28

PBM received comments from Greg Tamblyn of the MOE

September 29

PBM receives review comments from Peter Lighthall, Geotechnical Engineer.

September 30

MEMPR requested that PBM provide a conceptual design for a low permeability cover for Waste Rock Disposal (“WRD”).

September 30

PBM receives review comments from Lorax Environmental Services.

September 30

PBM received comments from Verna Power, LBN

October 1

PBM received comments from Stephen Sheehan, EC

October 13

PBM received comments from Kim Bellefontaine, MEMPR

October 4

WG meeting in Vancouver

October 19-25

Field work for Nakinilerak Lake sampling

October 20

PBM received comments form Chris Schell, Resource Stewardship and Parks Division of MOE, Smithers

October 24

Received last set of Review comments from Craig Stewart, MOE.

October 28

PBM requests suspension and EAO suspends on day #108 of 180-day review

November 15

PBM sends wind analysis information to Warren McCormick (WG reviewer), and copied MOE, EAO, CEAA, EC.

November 19

PBM sends Review Response Report (“RRR”)-Revision 1 and Agency tracking tables with PBM’s responses to comments to EAO

November 19

PBM sends Public Consultation Report to EAO

November 19

PBM requests by letter that EAO lift suspension

December 3

PBM sends draft Memorandum of Understanding (“MOU”) to Chief Adam, LBN

December 7

PBM finalizes FHCP and sends to EAO, DFO, LBN.

December 15

EAO declines lifting of suspension

December 16

EAO/PBM meeting on commitments; project re-design discussed

December 16

PBM receives report from LBN on Overburden Stockpile Study.

December 16

EAO requested PBM consider design changes to closure phase and water management, specifically requesting the placement of waste rock into pit on closure.

December 16

EAO intended to discuss EAO draft Assessment Report with PBM but did not.

December 21

PBM issues First Nations Consultation Summary Report.

December

Scoping of moose & mule deer survey (LBN requested survey) begins

December

Compensation talks with Ookpik Lodge begin

2011

January 6

PBM sends Table of Key Commitments to EAO

January

Field work for baseline Water Quality sampling of Nakinilerak and Morrison lakes and project streams continued.

January 19

PBM receives comments from EC on EAC responses

January 24

MOU discussed with LBN

January 24

PBM receives report from LBN on Salmon Spawning.

January 25

Full WG meeting clarifying issues raised by reviewers; introduced project re-design.  This meeting was meant to provide enough clarity for EAO to lift the suspension but the result was that additional sub-committee meetings were required to address reviewer comments and closure design in more detail.

January 25

WG stated that in their opinion there was not sufficient Baseline data.

January 25

Scoping of moose & mule deer survey completed

January 26

Fish Habitat Compensation Plan (“FHCP”) meeting with DFO, MOE, LBN, EAO, PBM

February 17

PBM sent Waste Optimization Report to EAO

February 18

PBM letter to EAO regarding work completed during suspension period.

February 21

WG Hydrogeology meeting

February 25

WG Geochemistry meeting

March 9

Letter from EAO stipulating the requirement of a complete package to re-enter review period

March 16

Inclusion of the Gitxan Chiefs Office and the Gitanyow Hereditary Chiefs’ Office in “First Nations” under Section 13.

March 23

FHCP submitted to EAO, CEAA, DFO

March 30

RRR-2 submitted to EAO and CEAA for screening

April 6

Agency and Public tracking tables submitted to EAO

April 15

PBM receives further comments back from Kim Bellefontaine and Lorax

April 26

Waste segregation memo sent to CEAA

May

Compensation talks with Ookpik Lodge completed

May 10

LBN sends draft MOU to PBM

May 18

PBM speaks with LBN about MOU

May 19

Screening comments on RRR-2 received from EC

May 25

Screening comments on RRR-2 received from NRCan

May 31

PBM provided an agenda and explained to CEAA the requirement for a meeting with EC and NRCan such that they provide technical and scientific basis for their comments. Tentative meeting date of June 7 set.

June 2

CEAA advised unable to have EC and NRCan available for June 7th meeting.

June 13

CEAA provides a list of viable dates for meeting with EC and NRCan.  PBM confirms availability for June 23rd.

June 17

PBM issues letter to CEAA with preliminary response to EC and NRCan comments

June 21

CEAA advises tentative meeting with EC and NRCan that commentors were difficult to organize and has deemed that it is sufficient to have such a meeting during Review process.

June 21

EAO directs that RRR be renamed Addendum 2 irrespective that substantial documentation and correspondence already refers to the RRR

July 4

Submitted Final RRR2 and AIK to EAO

July 5-6

LBN-PBM community meetings in Burns Lake

July 13

Submitted final version RRR2 to WG

July 18

Review period resume restarting at day 109

August 11

PBM receives review comments RRR Rev 2 from Kim Bellefontaine and Lorax Environmental Services.  Most points addressed by Commitments and Mines Act Permit.

August 19

A Settlement Agreement was made to compensate DOJ Holdings Ltd. for any loss the Tukii Hunting Camp or the Babine Guide Outfitters may suffer in connection with the construction, development and overall operation of the Morrison Mine, in the amount of $100, 000 as full and final settlement.  Payment would be made three months prior to the commencement of construction.

August 25

PBM requested a one-week suspension of the 180-day review period.

September 1

PBM sent updated stream and Morrison Lake water quality baseline and predictions to Greg Tamblyn of MOE, and EAO and CEAA

September 1

Review period restarted

September 6

EAO issued draft Assessment Report for comments

September 19-27

Field program conducted to obtain additional baseline fisheries, benthics, zooplankton and phytoplankton, water quality, hydrology, groundwater, and meteorology data from Morrison Lake, Nakinilerak Lake, streams and rivers.

September 28

PBM submitted Project Description with Commitments Rev.K to EAO

September 29

PBM requested a temporary suspension at day 176 of the 180 day review period due to EAO requesting a 3rd Party Review

October 3

MOE, MEMPR, Skeena Fisheries Commission (“SCF”), NRCan, Ministry of Transportation and Infrastructure (“MOTI”), Forests, Lands, Natural Resources Operators (“FLNRO”) comments on Draft Assessment report.

November 13

Robertson Geoconsultants Inc (“RGC”). submitted the 3rd party review on Hydrogeology and Water Quality.  They concluded that no additional field work was required and that the scope of hydrogeological site characterization work completed to date may exceed baseline data collected for EAC applications of other mining projects in B.C.  They also concluded that any uncertainties could be addressed by way of sensitivity analysis.

November 21

PBM submitted a response to the report prepared by RGC (dated November 13th).  Solander Ecological Research Ltd.(“SER”) submitted the 3rd party review of the Aquatic Resources and Fisheries.  They concluded that if PBM is able to demonstrate with reasonable confidence that seepage and effluent discharges will not exceed BC Water Quality Guidelines, then only minimal fisheries work appears to be required for the EA, although additional work may be required for permitting.

December 2

RGC submitted revised 3rd Party Review Report.

December 6

PBM submitted Response Report in response to SER’s Review Report.

December 9

PBM submitted marked up revised RGC report, along with the response report and a letter.

December 12

Chris Hamilton, EAO requested that PBM fund a toxicity study to determine effects of cadmium on salmon.  PBM responded that a previous study, conducted in 1978, indicated that sockeye are less sensitive than trout.  Also, previously MOE advised that Lake Trout and White Fish be used as a reference as they reside in Morrison Lake the longest.

December 16

EAO, CEAA, and PBM met with RGC to review the scope of work to address the 3rd party review recommendations.

December 19

PBM submitted 3rd Party Review Response Work of Scope to EAO and CEAA.

December 21

Chris Hamilton, EAO requested that PBM line the Tailings Storage Facility with a geo-membrane with a permeability of 10-10m/s to reduce seepage.  He also questioned the placement of the diffuser in Morrison Lake.  PBM responded that, if required, PBM will commit to lining the Tailings Storage Facility (“TSF”) with an engineered soil barrier and/or geo-membrane with an average permeability of 10-9m/s to limit seepage to the receiving streams and Morrison lakebed to meet water quality objectives that are protective of salmon spawning habitat and stream aquatic habitat.  The water quality objectives will be developed to the satisfaction of EAO, MOE, EC and DFO.  Alternatives to a lined TSF will be considered if the PBM can demonstrate sufficient knowledge of hydrogeologic properties and hydrogeology modeling, aquatic toxicity, and spawning habitat in Morrison Lake and aquatic habitat in the receiving streams to the satisfaction of EAO, MOE, EC and DFO.

2012

January 27

Received comments from SCF regarding 3rd Party Review Reports.

January 31

Submitted revised 3rd Party Review Response Report based on the Response Work of Scope.

February 2

Submitted Potentially Acid Generating (“PAG”) backfill response report to EAO

February 8

EAO requested that PBM line the TSF with a geo-membrane liner.

February 9

KCB sent letter to EAO regarding water quality predictions for a geo-membrane lined TSF situation.

February 23

Sent updated Key Commitments to EAO and CEAA.

February 24

Sent updated All Commitments and Project Description to EAO and CEAA.

March 14

Draft Assessment Report

March 21

Received Comments from EC on 3rd Party RRR

April 19

Submitted the 3rd Party Review Response Report – Addendum 1 providing the results of lining the TSF with a geo-membrane liner, if needed; leakage through the geo-membrane liner, geo-chemical loading in streams and emerging groundwater and Morrison Lake effects.

April 27

Comments from CEAA on 3rd Party RRR

April 30

Submitted 3rd Party RRR Addendum to EAO and CEAA

May 7

Draft Assessment Report

June 4

EAO e-mail re Project Description, Commitments & Tracking Table

August 2

MOE-Environmental Protection Division Final Comments

August 8

MEMPR Comments

August 9

Letter from EAO re comments from agencies

August 13

PBM Final Comments

August 21

EAO, after 763 days, completed the Environmental Application Review Stage and submitted their referral documents to the Ministers for decision.

August 27

PBM received the final Certified Project Description and the Table of Conditions that had been submitted to the ministers.  These documents would be part of the EA Certificate

August 29

PBM received unsigned Environmental Assessment Certificate #M12-01

October 1

EAC Application was rejected.

2013

February 13

PBM retained John J.L. Hunter, Q.C. of Hunter Litigation Chambers Law Corporation.

April 4

Hunter Litigation filed petition in the Supreme Court of BC

July 18

PBM received an envelope, anonymously, by mail containing what appears to be an August 13, 2012 draft of the Recommendations of the Executive Director of the Environmental Assessment Office Report in respect of PBM's application for an EA Certificate for the Morrison Copper/Gold Mine.  PBM was not aware that this document existed and had never seen the draft Recommendations, which did not include a recommendation that the application for an EAC be denied.

August 7 to 9

BC Supreme Court hearing challenging the decision to reject the EAC Application.

December 9

BC Supreme Court released Judgement

December 11

BC Supreme Court transcript made available to shareholders

December 16

PBM posted Affidavit #4 (August 13, 2012 draft of Recommendations document)

2014

January 13

PBM announced 30 day period for BC Government to challenge decision ended without challenge.

January 30

PBM announced that the Recommendations of the Executive Director of the EAO in the matter of an application for an Environmental Assessment Certificate for the proposed Morrison Copper/Gold Mine Project (dated September 20, 2012) had been provided to the Company for review and response to the recommendations made in the report.

March 12

PBM announced that it had submitted a response to the letter from the Associate Deputy Minister and Executive Director of the BC Environmental Assessment Office (“EAO”), Doug Caul.  Klohn Crippen Berger (“KCB”) prepared a report that clarifies the remaining concerns of the EAO regarding the Morrison Copper/Gold Project, allowing the EAO and the Ministers to make an informed decision with respect to supporting the EAO Conclusion that “EAO is satisfied that the Assessment process has adequately identified and addressed the potential adverse environmental, economic, social, heritage and health effects of the proposed Project, having regard to the successful implementation of the conditions and the mitigation measures set out in Schedule B to the draft EA Certificate”.

March 28

PBM was advised by letter from Associate Deputy Minister and Executive Director of the BC Environmental Assessment Office (“EAO”), Doug Caul that a two-week extension (to April 25, 2014) to the deadline for the members of the Working Group to submit their responses to the response prepared by Klohn Crippen Berger and the Company.  The Company was also advised that following receipt by EAO, any responses from the Working Group will be provided to the Company and the Company would have 20 days from the receipt of those comments to reply.

April 25 to 29

The responses received from the Working Group were posted on the Project Information website.

April 29

PBM was advised by letter that the second phase of the reconsideration process was complete.  The Company was given until May 20, 2014 to provide a reply to any new comments or evidence by the Aboriginal groups and the Working Group and that following receipt of the reply that all parties would be contacted and provided with a outline of the process and procedure for referral to the Honourable Mary Polak, Minister of Environment and the Honourable Bill Bennett, Minister of Energy and Mines.

May 20

PBM requested a 3 day extension (to May 23rd) to the submission date.

May 23

PBM submitted it’s response to the Working Group comments received.  PBM’s technical response was contained in the report prepared by KCB (with support from a number of Technical Experts).  The letter accompanying the technical response states “The document continues to support our opinion that the Project will not have a risk of significant adverse environmental effects and addresses the main items of concern identified by reviewers of the Morrison Copper/Gold Project EAO Decision Response Document (KCB 2014).  These comments were received from the Working Group members and associated parties and this report is provided on behalf of PBM who requested the opportunity to respond to the comments received.  PBM’s letter provided more general comments on the process to date and the relevant questions for consideration.  It also stated that the Morrison Copper/Gold Project is located in a resource development area (not a protected area) within the Morice Land and Resource Management Plan, signed by the BC Government in May 2007, which supports economic activities such as mining and forestry and the Lake Babine Nation's 5-year Economic Development Plan, March 2012, supports mining within its' Traditional Territory.  The EAO Assessment Report demonstrates that the   mitigation plan is sound and that there are no significant adverse effects.  None of the comments by the current reviewers provide any new information to contradict this finding.

July 16

PBM announced that it had received a letter from the Associate Deputy Minister and Executive Director of the BC EAO, Doug Caul, advising that the Company’s application for the EAC for the Morrison Copper/Gold Mine Project was referred to the Minister of Environment and the Minister of Energy and Mines for reconsideration on July 4, 2014.  The letter stated that the 45 day timeline for a decision by the Ministers, subject to any extensions, will be applied.

The Company wishes to emphasize that it is strongly committed to continue to work towards bringing the proposed Morrison Copper/Gold Project to commercial production.

During the quarter under discussion, the Company has not issued any common shares on exercise of options or warrants and has not announced or completed any private placements, or granted or cancelled any options.

Outlook for 2014/15

In November, the Company has entered into a consulting agreement with The Progressive Group, who provides strategic communications counsel on political and public policy and provides advice on those matters.  You can find out more about The Progressive Group at www.progressivegroup.ca

PBM looks forward to working with the BC Government and First Nations to bring the mine into production, providing employment and training opportunities for residents of north-western BC while successfully implementing the numerous mitigation measures that the Company is committed to.

Subject to receiving all required permits and authorizations, mine construction will proceed with the following activities:

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Prepare applications for  permits and other authorizations and licenses;

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Finalize our contracting strategy for Pre-production;

•

Tender Pre-Production Contracts (EPC);

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Proceed with procurement including ordering long lead time items (i.e. HPGR, Ball Mills, etc);

•

Site Engineering Survey; and

•

Detailed Engineering and Design.

The Company’s current share capital is 15.1 M shares fully diluted including 250,000 common shares to be issued to Xstrata (formerly Noranda, Falconbridge) upon the start of commercial production as part of the purchase agreement with Noranda.

Subsequent to the period end, the Company has not issued any shares, announced or completed any private placements, granted or cancelled any options.

Results of Operations

The largest amount in total on the Statement of Comprehensive Loss is the recording of the share/option based payments and the offsetting contributed surplus in equity.  As this is a non-cash transaction, it has no impact on the working capital of the Company.  This calculation creates a cost of granting options to Eligible Persons (as defined by the policies of the TSX Venture Exchange and/or National Instrument 45-106).  The cost is added to our operating expenses with the corresponding increase in the Company’s equity.  The share/option based payment expense is allocated, in proportion to the number of options granted, to the accounts for Consulting fees ($180,715), Directors fees ($475,906), Investor relations fees ($279,427) and Professional fees ($50,811).  These amounts total $986,859 for the current fiscal period, compared to $3,105,881 for the same period in the previous year.

If the share/option based payments amounts were removed from the operating loss, the loss would show as $434,906, a decrease of $257,728 when compared to the same period in the previous fiscal year.  The largest amount difference was in Professional fees which were lower by $159,640, reflecting the cost for the legal council in the EAC matter in the same period of the previous year.  The next largest amount was a decrease in Investor Relations Fees, in the amount of $93,256, reflecting the decrease in staff when compared to the same period in the previous fiscal year.  The next largest amount difference was in Shareholder information and promotion costs which were up by $21,516 when compared to the same period in the previous year, mostly due to the agreement with Renmark in the current year.  The next largest amount difference was a decrease in Travel costs, in the amount of $8,315 reflecting the decrease in activity.  The next largest amount difference was a decrease in Telephone costs which were down by $6,455 when compared to the same period in the previous fiscal year reflecting a new price agreement for services.  The next largest amount difference was a decrease in Filing and Transfer agent fees in the amount of $5,042, reflecting the filing costs for the private placement in May 2013 and less sedar filings this fiscal period.  The next largest amount difference was a decrease in Office Rent in the amount of $4,052, reflecting the decreased cost for the office after the move in May 2013.  The next largest amount difference was an increase in Office and miscellaneous in the amount of $3,813 reflecting the increase in insurance costs when compared to the same period in the previous fiscal year.  Director’s fees were down by $2,500 reflecting 2 additional meetings held during the previous fiscal period.  Depreciation was $2,185 lower than the same period in the previous fiscal period as it is calculated on the declining asset balance each year.  Foreign exchange loss was down by $909 when compared to the same period in the previous fiscal year.  Finance income was down by $177 when compared to the same period in the previous fiscal year due to the reduction in funds held in term deposits.

When you compare the quarter ended October 31, 2014 with the quarter ended October 31, 2013, the share/option based payment expense amounts total $219,504 for the current fiscal quarter, compared to $1,295,733 for the same quarter in the previous fiscal year.  If the share/option based payments amounts were removed from the operating loss, the loss would show as $111,388, a decrease of $95,002 when compared to the same quarter in the previous fiscal year.  The largest amount difference was in Professional fees which were lower by $42,825, mostly reflecting cost for the legal council in the EAC matter in the same period of the previous year.  The next largest amount was a decrease in Investor Relations Fees, in the amount of $31,476, reflecting the decrease in staff when compared to the same period in the previous fiscal year.  The next largest amount difference was in Shareholder information and promotion costs which were lower by $15,817 mostly reflecting the agreement with Renmark in the previous fiscal period.  The next largest amount difference was a decrease in Travel costs in the amount of $3,859 reflecting the reduced activity in the current fiscal year.  The next largest amount difference was an increase in Office and miscellaneous in the amount of $2,596 mostly due to an increase in insurance costs by $1,673, an increase in copier charges relating to the end of a contract in the amount of $699, and an increase in IT costs in the amount of $250 when compared to the same period in previous fiscal year.  The next largest amount difference was a decrease in Filing and Transfer agent fees in the amount of $1,446 reflecting the cost of filing fees for the private placement in May 2013.  Telephone fees were lower by $1,441 this quarter when compared to the same quarter in the previous fiscal year.  Director fees were higher by $500 due to one additional payee for the quarterly meeting.  Depreciation was lower by $728 this quarter.  Loss on Foreign Exchange was lower for the current quarter by $691.  Finance income was down by $47 when compared to the same period in the previous fiscal year due to the decrease in interest rate on our term deposits.

When you compare the quarter ended October 31, 2014 with the quarter ended July 31, 2014, the share/option based payment expense amounts total $219,504 for the current fiscal quarter, compared to $320,532 for the previous quarter.  If the share/option based payments amounts were removed from the operating loss, the loss would show as $111,388, a decrease of $38,771 when compared to the previous quarter.  The largest amount difference was in Shareholder information and promotion which was lower by $15,628, mostly reflecting the end of the services provided by Renmark.  The next largest amount difference was a decrease in Filing and Transfer agent fees in the amount of $6,710 reflecting the costs for the annual meeting materials are incurred during the quarter ended July 31.  The next largest amount difference was in Professional Fees which were lower by $6,371 mostly reflecting the cost for the Corporate Tax return in the previous quarter ($2,250) and for legal advice on the EAC matter, in the amount of $2,761 in the previous quarter.  The next largest amount was a decrease in Office and miscellaneous in the amount of $6,251, reflecting the cost for mail out of the AGM materials and an annual membership fee paid out in the quarter ended July 31st.  The next largest amount difference was in Directors fees, which were lower by $5,000, representing more meetings held during the second quarter of the year.  Travel costs were higher by $1,638 reflecting more travel in the current quarter.  Finance income was higher by $159 this quarter due to the maturity of a bond.

During the current fiscal year, the Company incurred $197,858 in exploration & evaluation expenditures on the Morrison property, compared to $138,673 in exploration & evaluation expenditures on the Morrison property in the previous fiscal year.  Exploration & evaluation expenditures for the quarter ended October 31, 2014 was $35,400, compared to $86,322 for the quarter ended July 31, 2014 and compared to $46,160 for the quarter ended October 31, 2013.  Please see Note 6 in the financial statements for expenditures by item and area.

Liquidity

The Company currently does not have a producing mineral property.  The Company’s only source of funds has been from sale of common shares, some interest revenue from cash on hand, and reclamation bond interest.  The exploration and development of mineral deposits involve significant risks including commodity prices, project financing, permits and licenses from various agencies in the Province of British Columbia and local political and economic developments.

The Company’s financial instruments consist of cash, reclamation deposits, accounts payable and accrued liabilities and amounts owing to related parties.  It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

At the end of the fiscal year 2014, the Company reported a net loss of $4,205,419 ($0.34 per share)   compared to a net loss of $1,045,316 ($0.09 per share) for the year ended January 31, 2013.

Cash held at the end of the period was sufficient to meet our current liabilities.

Pacific Booker has a lease for the rental premise in which the Company’s head office operates.  It is a standard rental lease which expired in October 2014 and has been extended for another 6 months to April 2015.  Details on the financial obligations are detailed in our annual financial statements (Note 13).

Off-Balance Sheet Arrangements

The Company has one off Balance Sheet arrangement with Xstrata LLP for 250,000 shares to be issued on commencement of commercial production on the Morrison property.  The details on this transaction are disclosed in our interim and annual financial statements (Note 5).

The Company has signed an agreement with a hunting lodge in the area of the project, which, conditional on the receipt of applicable permits and licences, requires the Company to pay $100,000 (plus sales tax if required) as full and final compensation for any loss of business which the lodge may suffer in connection with the construction, development and overall operation of the mine.  This payment is required to be made three months prior to commencement of construction.

Related Party Transactions

Payments were made or incurred to 2 current company directors for services provided in the course of normal business operations.  Specifically, to a director for shareholder relations and financing, and to another director for services related to project management.  Payment was also made to an officer of the Company for accounting and management services.  Fees for these services amounted to $63,030 in the current quarter of the fiscal year compared to $95,181 for the corresponding period in the previous fiscal year when there was 3 related parties, 2 of which were for shareholder relations and financing.

Also, payments were made to our independent directors for attendance at board and committee meetings.  Fees for this amounted to $2,000 for the current quarter of the current fiscal year compared to $1,500 for the corresponding period in the previous fiscal year.

Proposed Transactions

The Company does not have any proposed transactions planned, with the exception of continued funding arrangements.

Accounting Estimates and changes in policies

The Company has detailed its significant accounting policies in Note 3 of the annual financial statements.

Issuer’s disclosure controls and procedures

The Company has procedures that we believe provide reasonable assurance that material information is made known to the individuals preparing the filings by others within the Company, particularly during the period in which the annual filings are being prepared.  The Company has controls in place over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the International Financial Reporting Standards (“IFRS”), and the Company has evaluated the effectiveness of its disclosure controls and procedures as of the end of the period.  We hereby disclose our conclusion that the disclosure controls and procedures are effective.

Forward Looking Statements

This discussion may include forward-looking statements respecting the Company’s strategies.  By their nature, forward-looking statements are subject to numerous risks and uncertainties that can significantly affect future results.  Actual future results may differ materially from those assumed or described in such statements as a result of the impact of issues, risks and uncertainties, which the Company may not be able to control.  The reader is therefore cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any intention or obligation to update or revise these forward-looking statements.

Selected Annual Information

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).  The figures reported are all in Canadian dollars.

The following table shows the total revenue (Finance income), the loss from our financial statements, total assets, and total long term liabilities for each of the three most recently completed financial years.

For the year ended	Total Assets	Total Long-term Liabilities	Total Revenue	Net Loss
				Total	Per Share
January 31, 2012	$ 29,520,573	$ -	$ 11,390	$ 3,788,641	$ 0.31
January 31, 2013	$ 30,905,845	$ -	$ 3,960	$ 1,045,316	$ 0.09
January 31, 2014	$ 30,287,558	$ -	$ 1,217	$ 4,205,419	$ 0.34

Summary of Quarterly Results

The following summary information has been taken from the financial statements of Pacific Booker Minerals Inc., which have been prepared in accordance International Financial Reporting Standards (“IFRS”).  The figures reported are all in Canadian dollars.  US dollar amounts held as US dollars are converted into Canadian dollars at current exchange rates until actually converted into Canadian dollars, at which time the actual amount received is recorded.  Any gains or losses from the exchange of currencies are reported on the Statement of Comprehensive Loss for the company in the current period.

The following table shows the total revenue (Finance income), the loss from our financial statements (cost of operating expenses, etc) before any unusual items, and the total loss and loss per share for each three month period for the last eight quarters.  The second table following shows the same items on an accumulating basis per fiscal year.

For the three months ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
January 31, 2013	$ 721	$ 546,856	$ 546,135	$ 0.05
April 30, 2013	$ 299	$ 444,728	$ 444,429	$ 0.04
July 31, 2013	$ 2	$ 1,851,965	$ 1,851,963	$ 0.15
October 31, 2013	$ 206	$ 1,502,329	$ 1,502,123	$ 0.12
January 31, 2014	$ 710	$ 407,614	$ 406,904	$ 0.03
April 30, 2014	$ 171	$ 620,353	$ 620,182	$ 0.05
July 31, 2014	$ -	$ 470,691	$ 470,691	$ 0.04
October 31, 2014	$ 159	$ 331,051	$ 330,892	$ 0.03

For the period ended	Total Revenue	Loss before other items	Net Loss
			Total	Per Share
for the year ended January 31, 2013	$ 3,960	$ 1,049,276	$ 1,045,316	$ 0.09
for the 3 month period ended April 30, 2013	$ 299	$ 444,728	$ 444,429	$ 0.04
for the 6 month period ended July 31, 2013	$ 301	$ 2,296,693	$ 2,296,392	$ 0.19
for the 9 month period ended October 31, 2013	$ 507	$ 3,799,022	$ 3,798,515	$ 0.31
for the year ended January 31, 2014	$ 1,217	$ 4,206,636	$ 4,205,419	$ 0.34
for the 3 month period ended April 30, 2014	$ 171	$ 620,353	$ 620,182	$ 0.05
for the 6 month period ended July 31, 2014	$ 171	$ 1,091,044	$ 1,090,873	$ 0.09
for the 9 month period ended October 31, 2014	$ 330	$ 1,422,095	$ 1,421,765	$ 0.12

Additional Disclosure for Venture Issuers

Mineral Property Interests

The following tables show the cost (write off) of acquisition payments by claim for each of the last eight quarters.

	Morrison	Total
As at October 31, 2012	4,832,500	4,832,500
to January 31, 2013	-	-
As at January 31, 2013	4,832,500	4,832,500
to April 30, 2013	-	-
to July 31, 2013	-	-
to October 31, 2013	-	-
to January 31, 2014	-	-
As at January 31, 2014	4,832,500	4,832,500
to April 30, 2014	-	-
to July 31, 2014	-	-
to October 31, 2014	-	-
As at October 31, 2014	4,832,500	4,832,500

Deferred Exploration & Development expenditures

The table following shows the exploration expenditures or (write-offs) for each of the last eight quarters on a per claim basis.

	Morrison	Grants/Tax Credits	Total
As at October 31, 2012	24,729,022	(859,434)	23,869,588
to January 31, 2013	47,936	-	47,936
As at January 31, 2013	24,776,958	(859,434)	23,917,524
to April 30, 2013	44,360	-	44,360
to July 31, 2013	48,153	-	48,153
to October 31, 2013	46,160	-	46,160
to January 31, 2014	42,320	-	42,320
As at January 31, 2014	24,957,951	(859,434)	24,098,517
to April 30, 2014	76,136	-	76,136
to July 31, 2014	86,322	-	86,322
to October 31, 2014	35,400	-	35,400
As at October 31, 2014	25,155,809	(859,434)	24,296,375

Equity

The table following shows the change in capital stock and net operating expenses for each three month period and the accumulated operating deficit and total equity for the last eight quarters.

	Capital Stock	Contributed Surplus	Operating Loss	Deficit ending	Total Equity
As at October 31, 2012	$ 49,594,704	$ 10,000,190	$ 499,181	$ 28,546,587	$ 31,048,307
to January 31, 2013	-	332,332	546,135	29,092,722	30,834,504
As at January 31, 2013	$ 49,594,704	$ 10,332,522	$ 1,045,316	$ 29,092,722	$ 30,834,504
to April 30, 2013	-	206,380	444,429	29,537,151	30,596,455
to July 31, 2013	280,000	1,603,768	1,851,963	31,389,114	30,628,260
to October 31, 2013	-	1,295,733	1,502,123	32,891,237	30,421,870
to January 31, 2014	6,000	213,440	406,904	33,298,141	30,234,406
As at January 31, 2014	$ 49,880,704	$ 13,651,843	$ 4,205,419	$ 33,298,141	$ 30,234,406
to April 30, 2014	-	446,823	620,182	33,918,323	30,061,047
to July 31, 2014	22,000	320,532	470,691	34,389,014	29,932,888
to October 31, 2014	-	219,504	330,892	34,719,906	29,821,500
As at October 31, 2014	$ 49,902,704	$ 14,638,702	$ 1,421,765	$ 34,719,906	$ 29,821,500

Disclosure of outstanding share data

Details of our share transactions for the period and a listing of our outstanding options and warrants can be found in Note 8 of our financial statements.

Subsequent to the end of the period, no common shares were issued, no private placements were announced or completed, and no options were granted or cancelled.